UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2026

COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED

(Translation of registrant's name into English)

Origin R&D Center, Shuangbutou Village,

Xushuang Road, Songzhuang Town

Tongzhou District. Beijing China 101119

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Disposition of Equity Interest in Xinjiang Originbo Seed Limited

On September 8, 2026, Beijing Origin Agriculture Limited, an indirect consolidated subsidiary of Origin Agritech Limited (the "Company"), entered into an Equity Transfer Agreement (the "Agreement") with Hunan Xindaxin Limited ("Hunan Xindaxin") and Xinjiang Originbo Seed Limited ("Xinjiang Originbo"), pursuant to which Beijing Origin Agriculture will transfer, and Hunan Xindaxin will acquire, 70.5184% of the equity interests in Xinjiang Originbo (the "Target Equity Interest"), for a transfer price of RMB 108,000,000 (approximately US$15.0 million) (the "Transfer Price"), determined with reference to the valuation report issued by Xinjiang Woshi Asset Appraisal Firm (General Partnership) as of the valuation benchmark date of June 30, 2026. Xinjiang Originbo is a consolidated subsidiary of the Company held through Beijing Origin Agriculture.

Payment. The Transfer Price is payable in four installments: RMB 18,000,000 by December 31, 2026; RMB 30,000,000 by February 28, 2027; RMB 30,000,000 by April 30, 2027; and RMB 30,000,000 by June 30, 2027. As of the date of the Agreement, Beijing Origin Agriculture owed Hunan Xindaxin RMB 11.39 million, which is applied to satisfy RMB 11.39 million of the first installment, leaving RMB 6.61 million of that installment payable in cash.

Registration and management. The registration of the transfer will not be effected, and legal title to the Target Equity Interest will remain with Beijing Origin Agriculture, until the Transfer Price has been paid in full, with registration to be completed within 15 business days thereafter. From the date of the Agreement, however, the directors, supervisor, general manager and financial manager of Xinjiang Originbo are appointed by Hunan Xindaxin, and the company seals and chops of Xinjiang Originbo are delivered to and held and used by its designees. Pending payment in full, Beijing Origin Agriculture may not transfer, pledge or otherwise dispose of the Target Equity Interest, or create any encumbrance over it, without Hunan Xindaxin's prior written consent.

Related party transaction. Mr. Weibin Yan, the Company's Chief Executive Officer and the legal representative of Beijing Origin Agriculture, holds approximately 9.7549% of the equity interest in Hunan Xindaxin. The Agreement and the Lease Agreement, and the transactions contemplated thereby, constitute related party transactions.

Financial Statements. Beijing Origin Agriculture is disposing of all of its 70.5184% equity interest in Xinjiang Originbo in September 2026. The Xinjiang base has been used for hybrid crop seed production and processing, including external seed production services. Upon the transfer of control of Xinjiang Originbo to Hunan Xindaxin, the Company will deconsolidate Xinjiang Originbo and derecognize its assets and liabilities. On September 30, 2026, Beijing Origin Agriculture entered into a Seed Production Base Asset Lease Agreement with Xinjiang Originbo, pursuant to which Beijing Origin Agriculture leases back, as lessee, all of the buildings, structures, machinery, equipment and other assets comprising the base (506 asset items in total) for a term of five years commencing October 1, 2026, at an annual rent of RMB 4,000,000 payable quarterly in advance; the seed production and sales revenue generated at the base will continue to be recorded by Beijing Origin Agriculture. The Company will account for the transaction in accordance with ASC 842-40 upon the transfer of control, and the resulting gain, if any, will be determined at that time.

The foregoing description is qualified in its entirety by reference to the Equity Transfer Agreement, an English translation of which is filed as Exhibit 4.1 to this report. The Agreement was executed in Chinese and is governed by PRC law; the English translation is provided for convenience only, and in the event of any discrepancy the Chinese text prevails.

The description above of the Seed Production Base Asset Lease Agreement is qualified in its entirety by reference to the Lease Agreement, an English translation of which is filed as Exhibit 4.2 to this report. The Lease Agreement was executed in Chinese and is governed by PRC law; the English translation is provided for convenience only, and in the event of any discrepancy the Chinese text prevails.

Exhibits

4.1	Equity Transfer Agreement dated as of September 8, 2026.
4.2	Seed Production Base Asset Lease Agreement dated as of September 30, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

	By:	/s/ Weibin Yan
	Name:	Mr. Weibin Yan
	Title:	Chief Executive Officer

Dated: September 30, 2026